U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (BHCA), LP
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas, 40th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                        New York                  10020
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


NuCo2, Inc. ("NUCO")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


December 31, 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/99)


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      9.        10.
                                                                                                      Number    Owner-
                                                                                                      of        ship
               2.                                                                                     Deriv-    of
               Conver-                    5.                              7.                          ative     Deriv-   11.
               sion                       Number of                       Title and Amount            Secur-    ative    Nature
               or                         Derivative     6.                of Underlying     8.       ities     Secur-   of
               Exer-                      Securities     Date              Securities        Price    Bene-     ity:     In-
               cise     3.                Acquired (A)   Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
               Price    Trans-   4.       or Disposed    Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.             of       action   Trans-   of (D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of       Deriv-   Date     action   (Instr. 3,     ----------------            or      Secur-   of        direct   Owner-
Derivative     ative    (Month/  Code     4 and 5)       Date     Expira-            Number  ity      Year      (I)      ship
Security       Secur-   Day/     (Instr.  ------------   Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)     ity      Year)    8)        (A)     (D)   cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Preferred                                                                   Common
Stock (FN 1)    $9.47    4/30/01  A         11,169       Immed    N/A      Stock    11,169   N/A      592,652   D
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Preferred                                                                   Common
Stock (FN 1)    $9.47    7/31/01  A         11,393       Immed     N/A      Stock    11,393   N/A      592,652   D
------------------------------------------------------------------------------------------------------------------------------------
Convertible
Preferred                                                                   Common
Stock (FN 1)    $9.47    10/31/01 A         11,621       Immed     N/A      Stock    11,621   N/A      592,652   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Dividends are payable in kind if not paid in cash.


J.P. Morgan Partners (BHCA), L.P.

By:  JPMP Master Fund Manager, L.P.,
      its general partner

By: JPMP Capital Corp.,
      its general partner

    /s/ Jeffrey C. Walker                                          02/14/02
By: ---------------------------------------------        -----------------------
     Jeffrey C. Walker                                              Date
     President




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.





NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT          ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)          FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
------------------------------------------------------------------------------------------------------------------------------------
JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       December 2001       NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC           (BHCA), LP
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
JPMP Capital Corporation                J.P. Morgan Partners       December 2001       NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC          (BHCA), LP
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Chase & Co.                J.P. Morgan Partners        December 2001       NuCo2, Inc. ("NUCO")
270 Park Avenue                         (BHCA), LP
35th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Chatham Ventures, Inc.                  J.P. Morgan Partners       December 2001       NuCo2, Inc. ("NUCO")
c/o J.P. Morgan Partners, LLC          (BHCA), LP
1221 Avenue of the Americas
New York, NY  10020
------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 TITLE OF
                                                                 DERIVATIVE
                                                                 SECURITIES
                                                                 AND TITLE AND
                                                                 AMOUNTS OF
                                                                 SECURITIES
 NAME AND ADDRESS OF               TITLE OF       AMOUNT OF      UNDERLYING      OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
 REPORTING PERSON                  SECURITY       SECURITIES     DERIVATIVE      DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
                                                  BENEFICIALLY   SECURITIES      INDIRECT (I)                            INTEREST
                                                  OWNED AT END   (Note 1)
                                                  OF FISCAL YEAR
  ----------------------------------------------------------------------------------------------------------------------------------

JPMP Master Fund Manager, L.P.       See Table II   See Table II   See Table II     I               See Explanatory        No
c/o J.P. Morgan Partners, LLC        above          above          above                            Note 2 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
JPMP Capital Corporation             See Table II   See Table II   See Table II     I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        above          above          above                           Note 3 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Chase & Co.              See Table II   See Table II   See Table II     I               See Explanatory        No
270 Park Avenue                      above          above          above                            Note 4 below
35th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
Chatham Ventures, Inc.               See Table II   See Table II   See Table II       I              See Explanatory        No
c/o J.P. Morgan Partners, LLC        above          above          above                             Note 5 below
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(2) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(3) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager ("MF Manager") the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(4) The amounts shown in Table II represent beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) JPMP Capital Corporation, the general partner of MF Manager and (b) Chatham Ventures, Incorporated, the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.




     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.